

September 18, 2013

Via E-Mail
David C. Wajsgras
Senior Vice President and Chief Financial Officer
Raytheon Company
870 Winter Street
Waltham, Massachusetts 02451

> **Re:** **Raytheon Company**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 13, 2013**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2013**
> **Filed April 25, 2013**
> **File No. 001-13699**

Dear Mr. Wajsgras:

We have reviewed your response letter dated July 26, 2013 and have the following comments. Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing sample disclosures that you intend to include in future filings. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis
Critical Accounting Estimates
Pension and Other Postretirement Benefits Costs, page 36

1. You disclose on page 37 that you employ a "building block" approach in determining the long-term ROA assumption. Please disclose information about the results of your employment of the building block approach, including:
   - The reasonable range of expected outcomes, the midpoint of that range, and the percentile in that range at which the long-term ROA assumption is positioned, for each year presented.
   - A description of the factors considered that led you to believe that changes in the long-term ROA assumption were not necessary.

David C. Wajsgras
Raytheon Company
September 18, 2013
Page 2

2. You disclose on page 37 that you validate the 2012 long-term ROA assumption through review of pension plan asset performance since 1986. Please clarify that the disclosed historical returns are on an arithmetic basis. In addition, please disclose historical returns on a geometric basis along with a brief description of the difference between the arithmetic and geometric returns.

3. You disclose on page 38 the impact that an increase or decrease of 25 basis points in the long-term ROA would have on your pension results. Please disclose how recoveries of pension costs on your contracts with the U.S. Government might affect the net impact a decrease in the long-term ROA would have on your net income, and describe the uncertainties associated with recovering such costs from the U.S government.

Please contact Doug Jones at 202-551-3309 if you have any questions. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Branch Chief